UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

XY - The Persistent Company

(Exact Name of Issuer as Specified in its Charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1405 30th St, Suite A,

San Diego, California 92154

(Full mailing address of principal executive offices)

+1 866-200-5685

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Unless the context indicates otherwise, as used in this Annual Report, the terms “XY,” “we,” “us,” “our” and the “Company” refer to XY—The Persistent Company, a Delaware corporation, and its subsidiaries taken as a whole, unless otherwise noted.

Item 1. BUSINESS

Overview

Originally, the Company was organized as a limited liability company named Ength Degree LLC under the laws of the State of Delaware. On May 27, 2016, the Company converted to a Delaware corporation named XY – The Findables Company, and on November 9, 2018, the Company changed its name to XY - The Persistent Company. Our business has primarily been focused on creating products for consumers to use in their everyday life to help them locate, track and be notified of the location of their belongings. One of the fastest growing industries today is called the Internet of Things (“IoT”). The Company intends to take IoT one step further by combining IoT products with its cryptographic location technology. Combining these two technologies unlocks a new field the Company calls the “Cryptonetwork of Things” (“CoT”).

The XYO Network

In December 2017, the XYO Network was established on the premise that the future of technology will rely heavily on autonomous machines and devices, thereby creating a demand for innovative products and technologies that improve user ability to trust machines. In the field of cryptography and consensus protocols, there exists a term called an “oracle”. An oracle refers to a source of data that is accessed by a decentralized network of computers and recorded on an immutable chain of cryptographically secured blocks of software hashes. Using its existing location technologies, the Company intends to create a location data verification network that incorporates cryptographic protocols and blockchain technology. The Company calls this ecosystem of protocols and components the XY Oracle Network, or XYO Network for short.

The XYO Network is intended to be compatible with other business technologies and support a new generation of applications that are decentralized, autonomous and deterministic. The Company refers to this new category of applications as “geospatial decentralized applications” or “Geodapps.” Ultimately, the Company hopes to cultivate a new technology ecosystem around Geodapps that serve not only end-user consumers, but also enterprises, technology companies, the space exploration industry, government organizations, and more.

Coin Application

The Company introduced the Coin Application in early 2019. Users can use the application on iOS and Android phones to claim digital location tiles within the application. For claimed tiles users collect in app coins, which can be redeemed for different items such as physical products and other crypto assets. The Company introduced paid subscriptions offering users premium features, like higher coin collection per tile. The Coin application can be used in connection with SentinelX either in form of a beacon or NFC card.

XY4 Findables Products

The Company sells XY4+ Bluetooth beacons on its website (available at www.xyfindit.com) as well as through third party distributors. XY4+ offers several improvements from the previous XY3 Bluetooth beacon, including enhanced range, volume, and battery life. Other improvements include a multi-function button, a ring your phone from device feature, the ability to initiate IFTTT (if this, then that) or other automation functions, and an accelerometer used for battery optimization.

XY Findables Applications

The Company provide a downloadable application (“App”) operated on iOS and Android that allows users to manage their XY4+ Bluetooth beacons and track the location of their personal items such as keys, backpacks, and pets. Additional features also include alerts to notify users when such items have been inadvertently left behind.

To use an XY4+ beacon, the user attaches the device to an item he or she wants to make “Findable” by fastening the XY4+ beacon using a key ring and then associating that beacon with the App. The App then allows the user to see the last known location on a digital map (Mapbox on Android and Apple Maps on iOS), and to view the distance of the item if it is in broadcast range. Users can all also ring the device from the App, which assists the user in finding the lost item.

Geomining Products

The Company introduced XYO Geomining products in the fourth quarter of 2018. Geomining products comprise XYO Sentinels and XYO Bridges. The XYO Sentinels are XY4+ Beacons with dedicated firmware that allow XYO Network participants to collect and create location data that is related to the XYO Network. The XYO Bridge allows participants to share those collected and verified locations to the XYO Network, so they can be stored later for network queries. The Geomining products were sold exclusively through the Company’s website. The products were phased out by the end of 2019.

Competition

Our business spans and competes in three primary verticals:

Blockchain protocol for geographical data:

The Company indirectly competes against all alternative solutions for geographic information. This encompasses the growing industry of Geographic Information System companies and several other Blockchain protocols that provide location data. However, no dominant player has emerged in the sphere of blockchain protocols.

Coin Application:

The Company is not aware of any direct competitor that offers a similar location-based application that allows users to collect in-app coins that can be redeemed for other products.

XY Findables:

There are several companies that offer alternative solutions to the XY4+ for locating items electronically. The Company considers Tile, Inc. its most significant competitor, given its market share in this very fast-growing market. Apple has recently announced its intent to introduce its own similar product in this market.

Sales and Marketing

The Company primarily sells its products directly online, either through its website, online marketplaces, or affiliate partners. Since early 2018, XY has partnered with several affiliates for the sale of the XY4+ beacons domestically and internationally. International sales accounted for approximately 59% of all XY4+ sales in 2020.

The Coin Application is primarily sold through the Company’s website and in-app purchases. International sales accounted for 32% of all Coin Application related sales.

Original Equipment Manufacturer (“OEM”)

The XY4+ is manufactured by SMK Electronics Corporation (“SMK”), a manufacturer headquartered in Japan, with operations in the United States and Mexico. The Company also has an arrangement in place for SMK to manufacture upcoming iterations of its Bluetooth item finders using Toshiba and Dialog chipsets. NFC cards are bought from third party vendors.

Employees

As of April 28, 2021, the Company had a total of 15 full-time employees. None of its employees are covered by a collective bargaining agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (“MD&A”) summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of the company for the twelve months ended December 31, 2020 and 2019. You should read this discussion together with the financial statements, related notes and other financial information included in this Annual Report on Form 1-K. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including those discussed elsewhere in this Annual Report on Form 1-K and in the Company’s other filings with the Securities and Exchange Commission.

Any forward-looking statements in this Annual Report on Form 1-K reflect our current views with respect to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

General Overview

XY is a corporation organized under the laws of the State of Delaware. The Company was originally formed in June 2012. The Company’s business operations are built around geolocation hardware and data. The Company develops, designs, and sells Bluetooth tracking beacons (the latest version of which is XY4+) and related mobile applications marketed under the XY Findit brand. XY Findit products allow customers to geolocate and ping valuables that are equipped with an XY4+.

In December 2017, the Company has established the XYO Network. The XYO Network is a blockchain enabled location information network, also called the XY Oracle. By using blockchain technology geolocation information is stored to the network. The XYO Network serves as a trustless source for geolocation data and confirmations and enables automated contract setups which rely on geolocation data (e.g., deliveries). In 2018, the Company conducted the sales of its native XYO tokens, based on the Ethereum ERC20 technology, which are used within the XYO Network. In 2019, the Company focused on commercializing the XYO Network through exploratory partnerships and making products available to a broader customer base. At the end of 2019, the Company moved the development of the XYO Network to the XYO Foundation to increase development outside of the Company, access to developers and wider interest in the blockchain community.

In February 2019, the Company launched the Coin Application, also referred to as Coin App, allowing users to interact with geolocation data. Users can collect and drop in-application coins in geolocations, allowing for the future implementation of business use cases. Since then, the Company has introduced a tiered subscription model, whereby users can use the app for free or purchase a Coin Plus or Coin Pro subscription. The Company sees further development and distribution of the Coin App as a substantial driver for the business going forward.

Critical Accounting Policies

This MD&A section is based upon the Company’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires that the Company make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, the Company evaluates these estimates and judgments. The Company bases its estimates on historical experience, performance metrics and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions. Please refer to Note 2 – Summary of Significant Accounting Policies of the Financial Statements for details.

Business impact of the Covid-19 pandemic

The Company’s management believes that business operations and results were impacted by the Covid-19 pandemic. While it is difficult to draw direct comparisons to prior years due to business focus changes, management believes that sales and financial results would have been higher without the pandemic as users would have been able to move more freely, using the full potential of the Company’s products.

Results of Operations during the twelve months ended December 31, 2020 and 2019

Revenues: Revenue was $7,611,273 and $11,624,288 during the twelve months ended December 31, 2020 and 2019, respectively, representing a decrease of $4,013,015 year over year. Revenue was mostly impacted by the re-arrangement of the affiliate agreement with GiddyUp. Previously the Company sold XY4+ products at gross prices to customers through GiddyUp and was charged an affiliate fee. The products are now sold to the affiliate partner at a lower selling price and no subsequent affiliate fee is charged. Sale of XY4+ products units was also down year over year, as the Company has focused on its Coin Application subscription and products business. In 2020, the Company discontinued the sale of XYO Network products.

Cost of Sales: Cost of Sales were $1,746,800 and $6,385,191 during the twelve months ended December 31, 2020 and 2019, respectively, representing a decrease of $4,638,391 year over year. The decrease was driven by lower XY4+ unit sales as well as the discontinuation of XYO Network products. Also, the Company switched to NFC cards acting as SentinelX for the use in connection with the Coin Application, which have lower sourcing costs than the previously used SentinelX beacons.

Research and Development: Research and Development expenses were $975,442 and $1,562,119 during the twelve months ended December 31, 2020 and 2019, respectively, representing a decrease of $586,677. The decrease in research and development expenses was driven by the Company's focus on its Coin Application and XYO World development and related team resource re-allocations.

Selling and Marketing: Selling and Marketing expenses were $4,037,486 and $3,834,681 during the twelve months ended December 31, 2020 and 2019, respectively, representing an increase of $202,805. The increase was primary driven by increased online advertising expenses and was partially offset by a decrease in personnel expenses.

General and Administration: General and Administration expenses were $5,779,633 and $6,725,043 during the twelve months ended December 31, 2020 and 2019, respectively, representing a decrease of $945,410 year over year. The General and Administrative expense decrease was due to reductions in personnel expenses, rental expenses, and lower external contractor costs.

Realized gain: Realized gain was $109,678 and $1,339,428 during the twelve months ended December 31, 2020 and 2019, respectively. The gain relates to the sale or conversion of crypto assets for cash and services. In both years, the realized gain related to previously impaired crypto assets.

Other Expenses: Other expenses were $54,455 and $301,707 during the twelve months ended December 31, 2020 and 2019, respectively. Other expenses in 2019 were mainly attributable to the Company’s settlement costs with one of its vendors in 2019. Impairment charges were $96,480 and $3,056,814 during the twelve months ended December 31, 2020 and 2019, respectively. In 2019 the impairment charges mainly related to the goodwill and intangible assets the Company acquired in 2018 through its acquisitions as well as previous investments no longer deemed to hold value. In 2020, the Company recorded an impairment to one of its investments. The Company also incurred impairment charges on its crypto assets. Due to the lower volume, higher turnover, and market price appreciation of Bitcoin and Ethereum, the impairment charges were substantially lower than in the previous year.

Financial Condition

The Company’s working capital deficiency was as follows:

	As of December 31, 2020	As of December 31, 2019
Current Assets	$1,454,851	$2,136,834
Current Liabilities	$(4,116,344)	$(3,353,264)
Working Capital Deficiency	$(2,661,493)	$(1,216,430)

Cash Flow from operating activities: Net cash used in operating activities was $1,102,446 and $3,766,946, during the twelve months ended December 31, 2020 and 2019, respectively, representing a decrease of $2,664,500. The improvement in operating cash flow reflects the overall decrease in costs and improvement in gross margin and reduced net loss compared to last year.

Cash Flow from investing activities: Net cash from investing activities was $32,276 and $14,907 during the twelve months ended December 31, 2020 and 2019, respectively, representing an increase of $17,369. The Company did not make any significant investments in property and equipment in 2020 and sold items that were no longer needed for Company operations, hence the positive cash flow impact.

Cash Flow from financing activities: Net cash provided by financing activities was $1,157,553 and $3,569,085, during the twelve months ended December 31, 2020 and 2019, respectively, representing a decrease of $2,411,532. The decrease is primarily attributable to (i) a non-recurring offering of Company stock in 2019, and (ii) the receipt of $1.5 million in loans from the Small Business Administration (SBA), through the COVID-19 Economic Injury Disaster Loan program and the Payroll Protection Program.

Liquidity and Capital Resources

During the twelve months ended December 31, 2020 and 2019, respectively, the Company incurred net losses of $5,041,658 and $8,958,039. The Company has incurred net losses from inception to date. These losses have resulted principally from costs incurred in connection with the development and launch of the Company’s products and services, consulting fees, selling, and marketing expenses and general and administrative expenses. The Company could continue to incur operating losses for the foreseeable future as it develops its products and grows its customer base. As a result, the Company will continue to seek funding for its operations. This could possibly include debt financings, the sale of XYO tokens and/or the sale of additional stock as well as other sources, as the Company deems necessary. Funding may not be available on acceptable terms or at all. Any failure to raise capital could have a negative impact on the Company’s financial condition as well as its ability to pursue its business strategies and continue operations.

Promissory Notes

In August 2016, June 2017 and September 2017, the Company entered into note and warrant purchase agreements with one of the Company’s stockholders. The notes are in the amounts of $150,000, $80,000, and $100,000, respectively, earn interest at 8% per annum and mature in 2020, 2021 and 2021, respectively.

The warrants issued in conjunction with these notes allow the stockholder to purchase up to 330,000 shares of the Company’s Class A Common Stock at $1.00 per share. The principal balance payable on these notes was $35,000 as of December 31, 2020 and $215,000 as of December 31, 2019, exclusive of warrant discounts.

In 2019, the Company entered into four note purchase agreements with its CEO, Arie Trouw. The notes had an aggregate principal amount of $300,000, earned interest at rates between 15% and 20% per annum and were due on demand. During 2019, the Company repaid $100,000 of these notes. As of December 31, 2020, the principal balance and accrued interest have been paid in full.

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, as defined in Item 303(a)(4) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Properties

Our office headquarters are located at 1405 30th St, Suite A, San Diego, California, pursuant to a lease that commenced in March 2019 and expires in June 2022. The Company uses the same location as warehouse space. Monthly rent for the combined office and warehouse location is $5,620.

In December 2018, the Company entered into a lease agreement for office space in Carlsbad, California, pursuant to a lease that expired on December 31, 2020. Monthly rent for the Carlsbad office was $4,322. The lease was not prolonged. Additionally, in May 2020, the Company entered in a sublease agreement for a San Diego downtown office space for a monthly rent of $2,400.

Trend Information

In 2020 the Company continued to strengthen its Coin Application business. In the second year after its launch, the Coin Application is the main revenue driver for the Company. The Company realized related net revenues of $5,785,852 and $459,973 during the twelve months ended December 31, 2020 and 2019, respectively. This included Coin Application subscriptions sales, related product sales, and advertising revenue through the app. The Company netted actual and future Coin Application-related distribution obligations against revenue for $1,039,231 and $828,663 in 2020 and 2019, respectively. The Company intends to further increase its marketing and operational efforts to grow the Coin Application business. The application enables users to easily collect crypto assets through the possibility to redeem in app coins. It is the Company’s expectation that blockchain technology and related crypto assets will increase in relevance in the future, leading to a larger customer base and further engagement. The XY4+ business revenue declined to $1,825,421 in 2020 from $8,732,267 in 2019. The Company did not sell crypto packages in 2020 which accounted for net sales of $2,432,047 in 2019.

Item 3. Directors and Officers

Our directors and executive officers as of April 28, 2021 are as follows:

Name	Position	Age	Term of Office
Executive Officers:
Arie Trouw		51
	Chief Executive Officer		June 2012 - Present
	Chief Financial Officer		April 2016 - Present
	Chief Operating Officer		April 2016 - Present
	Chief Technology Officer		October 2016 - Present

Directors:
Arie Trouw	Chairman and Director	51	May 2016 - Present
Jordan Trouw	Director	23	March 2020 - Present
Gilbert Trill	Director	51	September 2020 - Present

Executive Officers

Arie Trouw has served as Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chairman of the Company’s board of directors since it converted to a Delaware corporation in May 2016 from Ength Degree LLC, a Delaware limited liability company. Prior to such conversion, Mr. Trouw served as the Chief Executive Officer and Manager of Ength Degree LLC since September 2012. Prior to starting the Company, from June 2008 to April 2012, Mr. Trouw served as the Chairman and Chief Executive Officer of Pike Holdings Inc., a software and advertising company. Since April 2012, Mr. Trouw has served as Chairman of Pike Holdings Inc. From 2007 to 2008, Mr. Trouw served as Chief Technology Officer of Tight Line Technologies LLC, a gaming data analytics and automation company. Mr. Trouw received his Bachelor of Science in Computer Science from the New York Institute of Technology. Mr. and Mrs. Frownfelter, who are certain selling securityholders discussed in the section entitled, “Plan of Distribution and Selling Securityholders,” are Arie Trouw’s parents.

Board of Directors

The Company’s board of directors currently consists of three directors.

Arie Trouw has served as Chairman of the board of directors since May 2016. For more information about Mr. Trouw, please see the section above entitled, “Directors and Officers – Executive Officers.”

Jordan Trouw has served as a Director since March 2020. Ms. Trouw received her Bachelor of Arts from the University of Chicago in 2018 and has been working with XY professionally since 2015. Throughout her time with the Company, she has worked with the Customer Support, Fulfillment, Social Media & Advertising, Product Strategy & Management, and Web Development Teams. She has developed numerous systems and automations across all Company segments, and deeply understands the customers XY has served over the years of the Company's existence. Currently, Ms. Trouw works as a Marketing Manager with the Company.

Gilbert S. Trill has over 26 years of federal law enforcement experience, starting his federal career in 1994 in New York City and serving in positions of progressively higher responsibility in Sacramento, California; Columbus, Ohio; Washington, DC; Kansas City, Missouri; and New Orleans, Louisiana. Mr. Trill graduated from the University of Rochester, where he received his Bachelor of Arts degree in Psychology, with a Management Certificate from the Simon School of Business in Accounting / Finance. Mr. Trill also received a Master of Business Administration, with a concentration in Accounting / Technology, from Otterbein University. Mr. Trill is also an FAA licensed private pilot.

Family Relationships

Jordan Trouw is Arie Trouw’s daughter.

Committees of the Board of Directors

The board of directors has not established any committees, including without limitation an audit committee, compensation committee or a nominating and governance committee.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the 2020 compensation of each of the Company’s three highest paid persons who were executive officers or directors during its last completed fiscal year. No other persons who were executive officers or directors of the Company received annual compensation during its last completed fiscal year.

Name	Position	Cash Compensation $	Other Compensation $ (1)	Total Compensation $
Arie Trouw	Chief Executive Officer	$372,673	$24,377	$397,050
	Chief Financial Officer
	Chief Operating Officer
	Chief Technology Officer

Jordan Trouw	Marketing Manager	$81,202	$2,376	$83,578

Gilbert Trill	Director	$—	$1,213	$1,213

(1)	Relates to stock option grants under the 2016 Equity Incentive Plan.

Our executive officers are reimbursed for their business expenses.

The Company may increase salaries and provide other employment benefits to its executive officers in the future in amounts to be determined by its board of directors and provided that the Company has sufficient funds.

The Company expects that any future executive officers will receive compensation in the form of salary, bonus and employee benefits.

Compensation of Directors

The Company compensates directors for attendance at board meetings and reimburses its directors for reasonable expenses incurred during their service. The aggregate annual compensation of directors as a group was $481,841, and $580,511 for the fiscal year ended December 31, 2020 and 2019, respectively.

Employment Agreements

The Company has not entered into any employment agreements with its executive officers or other employees to date. The Company may enter into employment agreements with them in the future.

Equity Incentive Plan

On June 2, 2016, the board of directors and stockholders of the Company approved the 2016 Equity Incentive Plan pursuant to which stock options and other equity awards may be authorized and granted to executive officers, directors, employees, and key consultants. The Company reserved approximately 5% of its issued and outstanding common stock as of June 2, 2016, for future issuance under the 2016 Equity Incentive Plan. In the future, the Company may issue stock options or other equity awards under the 2016 Equity Incentive Plan to attract and retain employees, advisors, and board members.

On March 15, 2018, the board of directors and stockholders of the Company approved an amendment to the 2016 Equity Incentive Plan increasing the number of shares of common stock reserved for issuance under the plan to 25,000,000 shares. Stock options granted under the 2016 Equity Incentive Plan are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of awards granted under the 2016 Equity Incentive Plan vests one year after the vesting commencement date with the remainder vesting in 36 substantially equal monthly increments thereafter. The stock options generally have a term of 10 years.

Proxy Token Plan

On July 31, 2018, the board of directors of the Company approved the 2018 Proxy Token Plan, pursuant to which Proxy Token awards may be authorized and granted to its executive officers, directors, employees, and key consultants. The value of the Proxy Tokens is tied to the value of XYO Tokens, and Proxy Token awards vest pursuant to a vesting schedule as determined by the board of directors.

Payments made in respect of vested Proxy Tokens will be made, as determined by the board of directors, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens.

As of December 31, 2020, the Company has recorded a liability of $118,848 for the outstanding Proxy Token awards.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of the Company’s common stock, the Company’s only outstanding capital stock, as of April 28, 2021, by (i) each person known to the Company to beneficially own more than 10% of the outstanding shares of its common stock, and (ii) all of the current directors and executive officers. The Company believes that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission.

	Class A common stock			Class B common stock
Name and address of beneficial owner (1)	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned (2)		Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned (3)	Total percentage of Class A and Class B common stock as converted (4)
Arie Trouw	5,130,000	20.6	%(5)	27,770,163	86.0%	57.6%
Markus Levin	5,000,000	20.1%				8.8%
Jordan Trouw	500,000	2.0	%(6)			0.9%
All directors and officers as a group (3 persons)	10,630,000	42.8%		27,770,163	86.0%	67.2%

(1)	The address of those listed is c/o Chief Executive Officer, 1405 30th St, Suite A, San Diego, California 92154.
(2)	Based on 11,760,375 shares of Class A common stock outstanding as of April 28, 2021, assuming the exercise in full of all outstanding options to purchase shares of the Company’s Class A common stock and the exercise of certain outstanding warrants held by Craig and Susanna Frownfelter, other lenders and StartEngine Crowdfunding, Inc.
(3)	Based on 32,285,900 shares of Class B common stock outstanding as of April 28, 2021.
(4)	Based on the number of shares of Class A common stock outstanding, assuming the conversion of all outstanding shares of Class B common stock to Class A common stock on a 1-for-1 basis (as of April 27, 2021) and assuming the exercise in full of the options and warrants set forth in footnote 2 above.
(5)	Represents vested options to purchase shares of the Company’s Class A common stock.
(6)	Represents vested options to purchase shares of the Company’s Class A common stock.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Between October 2019 and December 2019, the Company issued unsecured notes payable to its CEO, Arie Trouw, in an aggregate principal amount of $300,000. The notes had an aggregate principal amount of $300,000, earned interest at rates between 15% and 20% per annum and were due on demand. The balance was fully repaid at December 31, 2020. The Company paid $27,743 and $73,509 of interest in 2020 and 2019, respectively.

The Company employed Jordan Trouw in 2020 and prior years. Ms. Trouw is Arie Trouw’s daughter.

Item 6. OTHER INFORMATION

None.

Item 7. FINANCIAL STATEMENTS

XY – THE PERSISTENT COMPANY

Financial Statements

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

XY – the Persistent Company

San Diego, California

We have audited the accompanying financial statements of XY – the Persistent Company (a Delaware corporation) (the “Company”), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, during the years ended December 31, 2020 and 2019, the Company incurred net losses of approximately $5.0 million and $9.0 million, respectively. Future working capital requirements are dependent on the Company's ability to achieve and maintain profitable operations, and to continue its present short-term financing or obtain alternative financing as required. It is not possible to predict the outcome of future operations or whether the necessary alternative financing may be arranged, if needed. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/ PKF San Diego, LLP
San Diego, California	PKF San Diego, LLP
(formerly PKF, LLP)

April 29, 2021

XY – THE PERSISTENT COMPANY

BALANCE SHEETS

	December 31,
	2020	2019
Assets
Current assets:
Cash	$400,056	$377,225
Receivables from payment processors, net	288,760	1,240,783
Accounts receivable	324,952	76,855
Inventory, net	441,083	441,971
Total current assets	1,454,851	2,136,834
Crypto assets	64,486	5,650
Property and equipment, net	98,125	141,752
Right of use asset, net	95,132	206,109
Other assets	49,995	241,749
Total assets	$1,762,589	$2,732,094

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$584,884	$480,959
Stock payable	1,442,400	1,497,797
Lease liability, current portion	69,131	116,989
Stockholder notes payable	29,137	394,914
Deferred revenue	287,136	100,497
Other current liabilities	1,703,656	762,108
Total current liabilities	4,116,344	3,353,264
Lease liability, net of current portion	33,683	103,371
Notes payable	1,507,452	—
Total liabilities	5,657,479	3,456,635
Commitments and contingencies (Notes 2, 3, 8, 9, 10 and 11)
Stockholders' deficit:
Undesignated preferred stock; $0.0001 par value; 30,000,000 shares authorized, none issued or outstanding at December 31, 2020 and 2019	—	—
Class B common stock; $0.0001 par value; 40,000,000 shares authorized at December 31, 2020 and 2019; 32,285,900 shares issued and outstanding at December 31, 2020 and 2019	3,229	3,229
Class A stock; $0.0001 par value; 60,000,000; shares authorized at December 31, 2020 and 2019; 11,760,375 and 4,225,373 shares issued and outstanding at December 31, 2020 and 2019, respectively	1,175	422
Additional paid-in capital	21,698,330	19,827,774
Accumulated deficit	(25,597,624)	(20,555,966)
Total stockholders’ deficit	(3,894,890)	(724,541)
Total liabilities and stockholders' deficit	$1,762,589	$2,732,094

See accompanying notes to financial statements.

XY – THE PERSISTENT COMPANY

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2020	2019
Sales	$7,611,273	$11,624,288
Cost of sales	(1,746,800)	(6,385,191)
Gross profit	5,864,473	5,239,097
Operating expenses:
Research and development	975,442	1,562,119
Selling and marketing	4,037,486	3,834,681
General and administrative	5,779,633	6,725,043
Impairment expense	96,480	3,056,814
Total operating expenses	10,889,041	15,178,657
Loss from operations	(5,024,568)	(9,939,560)
Realized gain	109,678	1,339,428
Interest expense	(72,313)	(56,200)
Other expense	(54,455)	(301,707)
Net loss	$(5,041,658)	$(8,958,039)

See accompanying notes to financial statements.

XY – THE PERSISTENT COMPANY

CHANGES IN STOCKHOLDERS’ DEFICIT

	Class B Common Stock		Class A Common Stock		Additional paid-in	Accumulated	Total stockholders’
	Stocks	Amount	Stocks	Amount	capital	deficit	equity (deficit)
Balance at December 31, 2018	32,285,900	$3,229	3,546,010	$355	$15,181,430	$(11,597,927)	$3,587,087
Stock-based compensation, net of forfeitures	—	—	—	—	523,702	—	523,702
Issuance of shares under public offering, net of offering costs	—	—	705,606	70	3,223,303	—	3,223,373
Conversion of stock payable to equity	—	—	119,632	12	957,044	—	957,056
Cancellation and rescinding of shares			(145,875)	(15)	(57,705)		(57,720)
Net loss	—	—	—	—	—	(8,958,039)	(8,958,039)
Balance at December 31, 2019	32,285,900	3,229	4,225,373	422	19,827,774	(20,555,966)	(724,541)
Stock-based compensation, net of forfeitures	—	—	—	—	1,763,799	—	1,763,799
Conversion of stock payable to equity	—	—	4,025	—	32,200	—	32,200
Exercise of stock options	—	—	7,530,977	753	74,557	—	75,310
Net loss	—	—	—	—	—	(5,041,658)	(5,041,658)
Balance at December 31, 2020	32,285,900	$3,229	11,760,375	$1,175	$21,698,330	$(25,597,624)	$(3,894,890)

See accompanying notes to financial statements.

XY – THE PERSISTENT COMPANY

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2020	2019
Operating activities:
Net loss	$(5,041,658)	$(8,958,039)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	149,695	531,384
Impairment	96,481	3,056,814
Stock based compensation expense	1,763,799	523,702
(Gain) loss on crypto assets	(67,005)	259,620
Deferred rent	—	(28,234)
Discount on Stockholder notes payable	19,493	25,272
Inventory reserve	(47,513)	—
Loss on sale of property and equipment	2,780	18,930
Accrued interest	19,842	—
Bad debt expense	289,903	—
Changes in assets and liabilities:
Receivables from online payment processors, cash received	662,120	1,013,241
Accounts receivable	(248,097)	(63,689)
Inventory	48,401	1,010,682
Prepaid expenses and other assets	134,747	(31,799)
Accounts payable and accrued expenses	103,925	(525,281)
Deferred revenue	186,639	(929,204)
Net change in operating lease liability	(117,546)	(90,119)
Other current liabilities	941,549	419,774
Net cash used in operating activities	(1,102,445)	(3,766,946)
Investing activities:
Net purchases of Crypto assets	(34,405)	—
Proceeds from the sale of property and equipment	4,257	38,979
Purchase of property and equipment	(2,128)	(53,886)
Net cash used in investing activities	(32,276)	(14,907)
Financing activities:
Deferred rent deposit	3,100	—
Proceeds from issuance of common stock, net of issuance costs	—	3,165,653
Net change in notes payable	1,487,610	—
Stocks payable (payments) proceeds, net	(23,197)	320,037
Borrowings on Stockholders notes payable	—	300,000
Paydown on Stockholders notes payable	(385,270)	(209,732)
Net change in line of credit	—	(130)
Stock option exercised	75,310	—
Payments on capital leases	—	(6,743)
Net cash provided by financing activities	1,157,553	3,569,085
Net increase (decrease) in cash and cash equivalents and restricted cash	22,832	(212,768)
Cash and cash equivalents and restricted cash, beginning of period	377,225	589,993
Cash and cash equivalents and restricted cash, end of period	$400,057	$377,225
Supplemental disclosures of cash flow information:
Interest paid	$38,738	$73,834
Taxes paid	$24,590	$100,450
Supplemental disclosures of non-cash financing activities:
Spin-out of Crypto 101	$—	$106,124
Conversion of stock payable to additional paid in capital	$32,200	$957,056
Other assets purchased with crypto-assets	$—	$(23,207)
Set up of right of use asset and lease obligation	$—	$310,479

See accompanying notes to financial statements.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Description of Business

XY—The Persistent Company (the “Company”) is a corporation organized under the laws of the State of Delaware. In May 2016, the Company changed its name from Ength Degree, LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statutes of the Delaware General Corporation Law. On November 9, 2018, the Company changed its name to XY – The Persistent Company. The Company was originally formed in June 2012.

The Company had four main revenue drivers in 2020: (1) Coin Application subscriptions, (2) XY4+/XY Findit products, (3) products related to the Coin Application and (4) advertising delivered through the Coin Application. The Coin Application is a consumer-focused mobile application allowing the collection of in-app coins which can be redeemed for crypto assets.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, value of crypto assets, stock options and warrants issued, fair value of services received, coin liability for in-app activity, evaluation of goodwill and intangible assets for impairment and valuation of deferred tax assets. Actual results may differ from these estimates and these differences may be material.

Reclassifications

Certain balances have been reclassified from prior year to conform to current year classifications.

Crypto assets

Crypto assets, including Ethereum, Bitcoin and XYO tokens, are recorded as assets on the balance sheet. Crypto assets purchased are recorded at cost and crypto assets earned through the sale of Ethereum-based ERC20-compatible Tokens to be used via the XYO Network (the “XYO Tokens”) or other products are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Crypto assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite life is not amortized but assessed for impairment annually, or more frequently when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto asset at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

During the twelve months ended December 31, 2020 and 2019, respectively, the Company recognized impairments of $42,573 and $139,711 related to crypto assets on the balance sheet. The crypto assets were impaired when the fair value exceeded the carrying value. The impairment charge was not reversed when the quoted price increased in subsequent period.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

On July 31, 2018, the board of directors of the Company approved the 2018 Proxy Token Plan pursuant to which Proxy Token awards may be granted to its executive officers, directors, employees, and key consultants. The value of the Proxy Tokens is tied to the value of its XYO Tokens and awards vest pursuant to a vesting schedule determined by the board of directors. Payments made in respect of vested Proxy Tokens will be, as determined by the board of directors, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens. The table below shows the Tokens issued and vested during the twelve months ended December 31, 2020 and 2019, respectively.

	Number of Proxy Tokens	Weighted Average Exercise Price
Outstanding at December 31, 2018	904,035,135	$0.0047
Granted	47,716,810	0.0085
Forfeited	(751,961,733)	0.0049
Outstanding at December 31, 2019	199,790,212	$0.0085
Granted	—	—
Forfeited	(151,916,297)	0.0048
Outstanding at December 31, 2020	47,873,915	$0.0049
Exercisable at December 31, 2020	31,331,954	$0.0047
Total vested or expected to vest	16,541,961	$0.0047

In 2019, the Company issued XYO Token warrants to consultants. The warrants enable the holder to purchase XYO Tokens at a fixed price for up to 10 years. These warrants were deemed to be a form of additional compensation and an obligation, rather than equity. However, as the warrants are tied to an internally developed intangible asset, the XYO Token, no value has been ascribed to them.

As of December 31, 2020, the Company recognized $118,848 as a provisional liability from the 2018 Proxy Token Plan and expensed the same amount during the twelve months ended December 31, 2020. The market value of XYO Tokens have significantly increased in 2021, making an exercise of awards granted under the plan more likely. The Company did not recognize a provisional liability and related expenses for the plan in 2019.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts nor does the Company believe it is exposed to any significant credit risk on cash and cash equivalents.

Concentrations of Customers, Vendors and Suppliers

Two vendors accounted for approximately 94% and 75% of Company purchases during the twelve months ended December 31, 2020 and 2019, respectively. The Company did not have any significant customer concentration in the twelve months ended December 31, 2020 and 2019. Most sales are made to end customers with immediate payment for purchased goods and services.

Receivables from Payment Processors, net

Receivables from online payment processors are cash due from third-party online payment service providers for clearing transactions. Cash is paid or deposited by customers or users through these online payment agencies for services provided by the Company. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off when they are deemed uncollectible. In 2020, the Company recognized $289,903 of expenses in connection to a write-down of receivables from payment processors. The write-down was mostly related to one payment processor with which the Company terminated its business relation in 2020. As of December 31, 2020 and 2019, the Company had no allowance for doubtful accounts for receivables from online payment processors.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Account Receivables

The Company derives its accounts receivable from revenue earned from customers located worldwide. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. The Company bases its allowance for doubtful accounts on management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company writes off accounts receivable balances against the allowance when it determines that the amount will not be recovered. The Company’s accounts receivable primarily relate to revenue earned from digital storefront operators and advertising platforms. Management performs ongoing credit evaluations of its customers’ and the digital storefronts’ financial condition.

Inventory

Inventory is stated at the lower of cost, determined on a weighted average basis, or net realizable value and consists of purchased finished goods. Reserves are recorded for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management’s forecast of customer demand. At December 31, 2020 and 2019, there were $47,513 and $0 reserves for slow moving or obsolete inventory, respectively. Net inventory was $441,083 and $441,971 at December 31, 2020 and 2019, respectively.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining lease term or useful life of the improvement. Maintenance costs are considered period costs and are expensed when incurred.

Accrued Coin app liability

The Company computes its estimated average playing period of paying users by analyzing the time of active and inactive paying users. Active users are those who are active in the game for the past six months as of the evaluation date and who have accrued coins in the application. The remaining users are considered inactive and deemed to have churned from the game. Offers the Company provides its players are rewards on its virtual currency or other types of cryptocurrencies the player elects for completing specified actions, such as using geolocation or downloading another application, subscribing to a service or completing a survey. The Company has determined this to be a separate obligation related to its Coin app and these amounts are netted against revenue. Any unpaid but expected earned rewards are accrued at the end of each year as a liability. At December 31, 2020 and 2019, the Company accrued $1,417,287 and $453,708, respectively, in other current liabilities.

Revenue Recognition

Revenues are recognized in accordance with Accounting Standards Codification (“ASC”) 606 – Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to its customers. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services. To achieve this core principle, the Company applies the following five steps: (i) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to performance obligations in the contract; and (5) recognizing revenue when or as the Company satisfies a performance obligation.

During the twelve months ended December 31, 2020, the Company generated net sales of $7,611,273 and gross sales of $9,428,295. Subscription sales accounted for 63% of gross sales, XY4+ for 19%, Coin Application related products for 15% and display advertising for 3%.

During the twelve months ended December 31, 2019, the Company generated sales of $11,624,288 and gross sales of $13,682,049. Physical products (mainly XY4+) accounted for 73% of gross sales, Coin App subscriptions accounted for 10% and XYO Network for 17%. As of December 31, 2020 and 2019, the Company had a liability in the form of deferred revenue of $287,136 and $100,497, respectively.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Products

Revenue from the sales of XY Findit and XYO Network products is recognized upon delivery to website customers and upon delivery to retail store distributors net of an allowance for estimated and actual returns. Revenue from the subscription services is recognized monthly when the service is rendered. The Company allows customers to claim a refund for subscription charges under certain conditions. The allowance for sales returns is estimated based on management’s judgement using historical experience and expectation of future conditions. As of December 31, 2020 and 2019, the Company recorded $103,804 and $95,748, respectively, as a sales and returns allowance.

Mobile Application

The Company operates a mobile application, Coin App, a self-developed mobile application that lets users collect in-app coins when they move across and map and collect coins located in map tiles. Users can download the Company’s free-to-use or subscription-based application through digital storefronts such as Google Play and Apple Play. Revenue from subscriptions is recognized over the subscription term as the service is provided. Most subscriptions are monthly, and a smaller amount are semi-annual or annual. Any payments received for usage not provided by the Company are deferred.

The Company records revenue generated from the mobile application on a gross basis as the Company acts as the principal in the mobile game arrangements under which the Company controls the specified services before they are provided to the customer. In addition, the Company is primarily responsible for fulfilling the promise to provide the user experience, track coin accumulation and payout, maintain services and has discretion in setting the price for the services to the customer.

The Company also generates revenues from advertising on its application. For a limited number of advertising network arrangements, the transaction price is determined based on a volume-tiered pricing structure, whereby the price per advertising unit in each month is determined by the number of impressions delivered in that month. However, the uncertainty concerning the number of impressions delivered is resolved at the end of each month, therefore, eliminating any uncertainty with respect to the price per advertising unit for each reporting period.

For in-application display advertisements, in-application offers, engagement advertisements and other advertisements, its performance obligation is satisfied over the life of contract (i.e., over time), with revenue being recognized as advertising units are delivered.

Sale of Tokens

The Company derives its part of its revenue from the sale of XYO Tokens. In consideration for these XYO Tokens the Company received Ether or U.S. dollars, and once received, revenue is recognized.

There is currently no specific definitive guidance under U.S. GAAP or alternative accounting frameworks to account for the production of crypto assets and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of revenue for crypto assets. Management has examined various factors surrounding the substance of the Company’s operations and the guidance in ASC 606. In the event authoritative guidance is enacted by the Financial Accounting Standards Board, the Company may be required to change its policies, which could result in a change in the Company’s financial statements.

Other

The Company used Ether, Bitcoin and its native XYO token to pay for services, fees, and Coin user redemptions. If a crypto asset’s market value dropped below the Company’s carrying value, the Company realized an impairment charge. When the Company made payments through crypto assets, the difference between the then current market value and the carrying value was realized as gain. The total realized gain related to crypto assets was $67,005 and $1,175,488 during the twelve months ended December 31, 2020 and 2019, respectively.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Sales Tax

Sales tax collected from customers and remitted to various government agencies is on a net basis (excluded from sales) in the statements of operations.

Cost of Sales

Cost of sales includes the cost of product, packaging, inbound freight, and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control, and warehousing are classified as general and administrative expenses.

At times, the Company provides free products to its customers as part of promotional activities. These free products are accounted for in accordance with ASC 605-50, Revenue Recognition-Customer Payments and Incentives and the cost of the product is recognized in cost of sales.

Warranty Costs

The Company warrants its products in line with state and federal law. The Company’s history of costs associated with any repair or replacement of product have been insignificant, and as such, the Company provides, by a current charge to cost of sales, any costs of replacement obligations for products sold. During the twelve months ended December 31, 2020 and 2019, warranty expense was not significant.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including professional service costs, contracted services, license agreements and other outside costs.

Goodwill and Purchased Intangibles

The Company records intangible assets based on the fair value of the assets acquired. In determining the fair value of the assets acquired, the Company utilizes extensive accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired.

All the Company’s intangible assets are subject to amortization and are amortized using the straight-line method over their estimated period of benefit. These intangible assets consist of trade names, software, podcast content and non-compete agreements.

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of the identified net tangible and intangible assets of acquired businesses. The allocation of purchase price for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired. Additionally, the Company determines whether an acquired entity is considered a business or a set of net assets as a portion of the purchase price can only be allocated to goodwill in a business combination.

The Company assesses goodwill and indefinite lived intangible assets for impairment using fair value measurement techniques on an annual basis during the fourth quarter of the year, or more frequently if indicators of impairment exist. When impaired, the carrying value of goodwill is written down to fair value. The Company recognized impairment charges on goodwill and purchased intangible assets, other than crypto assets, of $2,749,718 during the twelve months ended December 31, 2019 (see Note 4).

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Online and Offline Advertising Costs

The Company mainly uses online advertising to market its products to customers. Its main online advertising platforms are Facebook and Google. Online advertising costs are expensed as incurred. Online advertising costs during the twelve months ended December 31, 2020 and 2019 were $3,730,327 and $1,973,045, respectively.

Stock Based Compensation

The Company accounts for share based compensation arrangements through the measurement and recognition of compensation expense for all option-based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting of the grant. The Company uses the simplified method to measure the expected life of on options. For all others, fair value is measured at each date on which vesting of the grant occurs. The Company uses the Black-Scholes option valuation model to estimate the fair value of options and warrants at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions to calculate the value of warrants and options. The Company uses comparable company data among other information to estimate the expected price volatility, U.S. treasury yield for the risk-free rate based on expected life, and actual forfeitures when they occur.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for the future benefit to be derived from tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized when the rate change is enacted. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company adopted the accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of December 31, 2020 and 2019,, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company’s tax returns are subject to examination by the federal tax authorities for a period of three years from the date they are filed and a period of four years for California tax authorities. Years open for tax examinations are 2016 through 2020.

Going Concern

During the twelve months ended December 31, 2020 and 2019, the Company incurred net losses of $5,041,658 and $8,958,039, respectively. The Company has incurred net losses from inception to date. These losses have resulted principally from costs incurred in connection with development and launch of its products, consulting fees, selling, and marketing, and general and administrative expenses. The Company expects to continue to incur operating losses for the foreseeable future as it refines its products and grows its customer base. As a result, the Company will seek to fund its operations through equity and/or debt financings or other sources, as it deems necessary. If the Company fails to raise capital, it will have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The COVID-19 pandemic has created significant uncertainty in the global economy which could have a material adverse effect on the Company’s business, financial position, results of operations and liquidity. The time frame for which disruptions related to the pandemic will continue is uncertain as is the magnitude of any adverse impacts. Management believes that any negative impacts will be temporary, but there can be no assurance of that.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Additionally, the Company's Coin app has many features focused on users changing location and exploring points of interest, which has declined partly due to movement restrictions and quarantines related to COVID-19. This reduction in intended use cases and thus decrease in value may have a negative effect on the attraction, engagement, and retention of new and existing users and subscriptions. As a result, the COVID-19 pandemic was, and will be, detrimental to the Company’s overall business and potential growth.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, which establishes ASC 326, Financial Instruments – Credit Losses. The ASU revises the measurement of credit losses for financial assets measured at amortized cost from an incurred loss methodology to an expected loss methodology. The ASU affects trade receivables, debt securities, net investment in leases, and most other financial assets that represent a right to receive cash. Additional disclosures about significant estimates and credit quality are also required. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses. This ASU clarifies that receivables from operating leases are accounted for using the lease guidance and not as financial instruments. In May 2019, the FASB issued ASU No. 2019-05, Targeted Transition Relief, which amends ASC 326. This ASU provides an option to irrevocably elect to measure certain individual financial assets at fair value instead of amortized cost. In November 2019, the FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments – Credit Losses. The ASU clarifies the treatment of expected recoveries for amounts previously written off on purchased receivables, provides transition relief for troubled debt restructurings, and allows for certain disclosure simplifications of accrued interest. The effective date will be the first quarter of fiscal year 2021. The ASUs will be adopted using a modified-retrospective approach. The Company is evaluating the potential effects on the financial statements.

Credit losses (ASU 2016-13) – In June 2016, the FASB issued accounting guidance to introduce a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. The new guidance will apply to loans, accounts receivable, trade receivables, other financial assets measured at amortized cost, loan commitments and other off-balance sheet credit exposures. The new guidance will also apply to debt securities and other financial assets measured at fair value through other comprehensive income. The new guidance was effective January 1, 2020.The adoption did not have a material impact on the Company financial statements.

Subsequent events

Management has evaluated subsequent events related to the financial statements through April 29, 2021, the date which the financial statements were available to be issued.

Litigation

The Company is facing a potential claim from a service provider in relation to a past business relationship. Management believes that the claim is unsubstantiated and intends to vigorous defend itself. However, the Company set up a provision in 2020 to cover any potential costs associated with the claim. The potential impact is estimated at $42,000 and has been provisioned.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 3 – Crypto Assets

The Company held the following crypto assets:

As of December 31, 2020

	Units	Gross balance	Impairment charge	Net balance
Ether	29.3	$14,505	$1,279	$13,226
XYO	3,760,691,817	100,875	49,615	51,260
		$115,380	$50,894	$64,486

As of December 31, 2019

	Units	Gross balance	Impairment charge	Net balance
Ether	25.8	$3,350	$1,171	$2,179
XYO	6,386,550,079	23,207	19,736	3,471
		$26,556	$20,906	$5,650

During the twelve months ended December 31, 2020, the Company recorded $8,737 for goods and services paid for with crypto assets, mainly through XYO tokens. To determine the USD equivalent for crypto asset transactions, the Company used daily fair value information for the respective crypto assets at the day of receipt.

During the twelve months ended December 31, 2020, the Company purchased 235,857,332 XYO tokens with Ethereum and Bitcoin for a Dollar equivalent of $77,668 through an exchange. The value of the purchased tokens has been subsequently impaired by $29,879. During the twelve months ended December 31, 2020, the Company also purchased 5.2 Bitcoin for $51,146 through an exchange. The Bitcoin was mainly used for the coin redemption to Coin Application users and the purchase of XYO tokens. The Company recognized an impairment charge of $2,174 in connection to Bitcoin in 2020. During the twelve months ended December 31, 2020, the Company also purchased 386.2 Ethereum for $105,964 through an exchange. The Ethereum was mainly used for the coin redemption to Coin Application users and the purchase of XYO tokens. The Company recognized an impairment charge of $10,520 in connection with Ethereum in 2020.

Note 4 – Goodwill and Intangible Assets

The Company acquired Parallel Holdings Inc. (publicly referred to as LayerOne) and Crypto 101 Media LLC in 2018. LayerOne is a geospatial blockchain company and Crypto 101 is a media company engaged in the business of developing, distributing and operating podcasts and other content related to cryptocurrencies, initial coin offerings and blockchain technology, which were complementary to the Company’s proprietary geospatial technology.

The total consideration for Parallel Holdings Inc. and Crypto 101 Media LLC was $3,165,904 and $209,575, respectively. Both acquisitions were mostly financed through the issuance of shares of Class A Common Stock, Proxy Tokens, and cash. In December 2019, the Company evaluated its investment in Parallel Holdings Inc. and impaired the remaining value of all assets acquired. The Company ceased using the technology associated with LayerOne in 2019 in its blockchain and geospatial products.

In September 2019, the Crypto 101 assets were transferred to a separate legal entity named Boardwalk Flock LLC, in which the Company continues to hold a stake of 24%. As a result of the spin-out, the Company initially recorded an investment of $106,124. After an impairment of $52,216 in 2019, the Company impaired the remaining investment related to Boardwalk Flock LLC by $53,907 in 2020. The investment in Boardwalk Flock LLC is recorded at $1 within other assets in the balance sheet at December 31, 2020.

The Company had already fully impaired the goodwill and intangible assets related to the LayerOne acquisition in 2019.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

	As of December 31, 2020	As of December 31, 2019
Intangible assets	$1,432,988	$1,642,563
Goodwill	1,732,916	1,732,916
	3,165,904	3,375,479
Less accumulated amortization	(416,186)	(519,637)
	2,749,718	2,855,842
Spun-out assets, net	—	(106,124)
Impairment	(2,749,718)	(2,749,718)
Goodwill and intangible assets, net	$—	$—

Amortization for intangible assets during the twelve months ended December 31, 2020 and 2019 was $0 and $376,878, respectively.

Note 5 – Property and Equipment

Property and equipment consisted of the following as of December 31, 2020 and 2019, respectively:

	As of December 31, 2020	As of December 31, 2019
Computer equipment	$133,154	$143,996
Office equipment	66,500	64,372
Furniture and fixtures	73,323	73,323
	272,977	281,691
Less accumulated depreciation	(174,852)	(139,939)
Property and equipment, net	$98,125	$141,752

Depreciation expense related to property and equipment during the twelve months ended December 31, 2020 and 2019 was $38,718 and $50,136, respectively.

Note 6 – Other Current Liabilities

Other current liabilities consisted of the following as of December 31, 2020 and 2019, respectively:

	As of December 31, 2020	As of December 31, 2019
Proxy token provision	$118,848	$—
Sales returns and allowances	103,784	95,748
Accrued Coin liability	1,417,287	453,708
Settlement obligation	63,737	212,652
Total	$1,703,656	$762,108

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 7 – Stock Based Compensation

2016 Equity Plan

The Company approved the 2016 Equity Incentive Plan in June 2016 and reserved 3,025,900 shares of common stock pursuant to stock options and awards that may be granted to directors, employees, and key consultants. In March 2018, the Company approved an increase in capacity of 25,000,000 shares of common stock. Stock options granted are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commencement date with the remainder vesting in 36 substantially equal monthly increments thereafter. The stock options generally have a term of 10 years. The following table summarizes the stock option activity during the twelve months ended December 31, 2020 and 2019, respectively:

	Number of Option Shares	Weighted Average Exercise Price
Outstanding at December 31, 2018	20,856,968	$1.29
Granted	174,958	8.00
Forfeited	(4,035,786)	3.04
Outstanding at December 31, 2019	16,996,140	0.95
Granted	15,320,000	0.01
Exercised	(7,388,935)	0.01
Forfeited	(11,828,724)	1.09
Outstanding at December 31, 2020	13,098,481	$0.26
Exercisable at December 31, 2020	10,931,632	$0.72
Total vested or expected to vest	2,166,849	0.02

The following table summarizes unvested stock options as of December 31, 2020 and 2019:

	Number of Option Shares	Fair Value Per Share on Grant Date ($)
Non-vested at December 31, 2018	5,629,641
Granted	154,050	0.00 - 0.00
Vested	(1,834,987)	0.00 - 5.85
Forfeited	(2,810,195)	0.00 - 5.85
Non-vested at December 31, 2019	1,138,509
Granted	2,195,523	0.00 - 0.00
Vested	(258,299)	0.00 - 1.00
Forfeited	(908,884)	0.00 - 8.00
Non-vested at December 31, 2020	2,166,849	0.00 - 1.00

Total stock-based compensation related to the issuance of stock options exercisable for Class A Common Stock during the twelve months ended December 31, 2020 and 2019 totaled $1,763,799 and $523,702, respectively. As of December 31, 2020, there was approximately $304,000 of unrecognized compensation cost related to unvested stock-based compensation. This compensation is expected to be recognized over the next 0.9 years.

The following table summarizes the assumptions used by the Company for calculating the fair value of the stock options and warrants using the Black-Scholes valuation model:

	December 31,
	2020	2019
Stock Option assumptions:
Risk-free interest rate	0.38% - 0.51%	1.92% - 2.39%
Expected volatility of common stock	27.9% - 196.9%	25.3% - 84.7%
Dividend yield	0%	0%
Expected term (in years)	6.25	6.25

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 8 – Operating Leases and Liabilities

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) which was modified by subsequently issued ASUs 2018-01, 2018-10, 2018-11 and 2018-20 (collectively the “New Lease Standard”). The New Lease Standard requires organizations that lease assets (“lessees”) to recognize the assets and liabilities of the rights and obligations created by leases with terms of more than 12 months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains dependent on its classification as a finance or operating lease.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements (“ASU 2018-11”). ASU 2018-11 provided additional relief in the comparative reporting requirements for initial adoption of the New Lease Standard. Prior to ASU 2018-11, a modified retrospective transition was required for financing or operating leases existing at or entered after the beginning of the earliest comparative period presented in the financial statements. ASU 2018-11 provided an additional transition method allowing entities to initially apply the New Lease Standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption without adjustment to the financial statements for periods prior to adoption.

The Company adopted the New Lease Standard effective January 1, 2019. The Company elected to apply the current period transition approach as introduced by ASU 2018-11 and the Company elected to apply the following practical expedients and accounting policy decisions.

The Company elected a package of transition expedients, which must be elected together, that allowed us to forgo reassessing certain conclusions reached under ASC 840. All expedients in this package were applied together for all leases that commenced before the effective date, January 1, 2019, of the adoption of the New Lease Standard. As a result, in transitioning to the New Lease Standard, for existing leases as of January 1, 2019, the Company continued to use judgments made under ASC 840 related to embedded leases, lease classification and accounting for initial direct costs. In addition, the Company has chosen, as an accounting policy election by class of underlying asset, not to separate non-lease components from the associated lease for all its leased asset classes. The Company determined to treat lease costs with an original maturity of less than one year as short-term lease costs and did not record a right-of-use asset or related lease liability for these leases, but rather continued to record rent expense for the twelve months ended December 31, 2020 and 2019.

Operating lease right of use assets and operating lease liabilities relating to the operating leases are as follows:

	As of December 31, 2020	As of December 31, 2019
Right of use asset	$95,132	$206,109
Lease liability	$102,814	$220,360

The weighted average discount rate used to calculate the carrying value of the right of use assets and lease liabilities was 6.8%, as this was consistent with the Company’s incremental borrowing rate.

Maturities of lease liabilities as of December 31, 2020 were as follows:

Year ending December 31,	Amount
2021	$70,566
2022	33,879
Total payments under lease agreements	104,445
Less: imputed interest	(1,631)
Total lease liabilities	$102,814

Rent expense during the twelve months ended December 31, 2020 and 2019, was $104,760 and $301,929, respectively. The Company also recorded $110,977 and $104,370 of amortization of right to use asset for the twelve months ended December 31, 2020 and 2019, respectively.

Note 9 – Stock Issuance and Stock Payable

During the years ended December 31, 2019 and 2018, the Company received proceeds from the sale of certain shares of Class A Common Stock. For some of these sales the Company had not surrendered documentation to its transfer agent nor issued shares as of each respective year end. In connection with the receipt of proceeds from such sales, the Company had recognized $1,442,400 and $1,497,797, in Stocks Payable as an obligation on the balance sheet as of December 31, 2020 and 2019, respectively. The Company remedied some of the documentary issues in processing the issuance of these shares in 2019 and 2020, and has recognized the proceeds received as capital contributions during the twelve months ended December 31, 2020 and 2019. During the twelve months ended December 31, 2020 and 2019, the Company recognized the issuance of

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

4,025 shares of Class A Common Stock for total consideration of $32,200 and 119,632 shares of Class A Common Stock for a total consideration of $957,056, respectively. The Company also refunded $23,197 of these proceeds in 2020 to investors that requested their returns.

Note 10 – Stockholders Notes Payable

In August 2016, June 2017 and September 2017, the Company entered into unsecured note and warrant purchase agreements with one of its stockholders. The notes were in the amounts of $150,000, $80,000, and $100,000 and mature in 2020, 2021 and 2021, respectively. These notes bear interest at 8% per annum. In connection with the notes payable, the Company issued warrants to purchase up to 330,000 shares of Class A Common Stock at an exercise price of $1.00 per share. These warrants were valued at $101,087 upon issuance. The fair value of each warrant issued was treated as a debt discount, which will be amortized as interest expense over the life of the applicable note. The Company recognized $19,492 and $25,272 of interest expense pertaining to the amortization of the debt discount during the twelve months ended December 31, 2020 and 2019, respectively. The principal balance payable on these notes was $35,000 and $215,000 as of December 31, 2020 and 2019, respectively; and was carried on the balance sheet, net of the discount for the warrant issued, at $29,137 and $89,644 as of December 31, 2020 and 2019, respectively.

Between October and December 2019, the Company issued four unsecured notes payable to a stockholder in an aggregate principal amount of $300,000. The notes had an aggregate principal amount of $300,000, earned interest at rates between 15% and 20% per annum and were due on demand. The principal balance payable on these notes was $0 and $200,000 at December 31, 2020 and 2019, respectively.

Note 11 – Notes Payable

Paycheck Protection Program Loan – In connection with the COVID-19 crisis, Congress passed, and the president signed, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) which, among other things, provides relief for businesses impacted by the pandemic. The Company applied for and received a loan in the amount of $987,610 from the Paycheck Protection Program (“PPP Loan”) made available under the CARES Act. The PPP Loan is intended to offer businesses hurt by the COVID-19 pandemic economic assistance with the potential for the principal to be forgiven based on certain expenses incurred during the first 24 weeks after the issuance of the PPP Loan. The Company estimated that the full $987,610 of the PPP Loan principal and $6,332 of accrued interest will be forgiven based on payroll and other expenses incurred. However, if any portion of the PPP Loan is not forgiven, it will accrue interest at 1% and is to be repaid within two years. The loan has not been forgiven as of December 31, 2020.

Disaster Loan – The Company also applied for and received an Economic Injury Disaster Loan (“EID Loan”) from the SBA pursuant to the CARES Act. The Company received funds in the amount of $500,000 in April 2020. EID loan proceeds may be used to cover a wide array of working capital and normal operating expenses, such as continuation to health care benefits, rent, utilities, and fixed debt payments. As of December 31, 2020, the Company has $500,000 outstanding on the EID Loan. The EID Loan accrues interest at 3.75% per annum and matures 30 years after the borrowing date, with repayment commencing twelve months after the borrowing date. As of April 28, 2021, the loan had not been forgiven and had $13,510 of accrued interest as of December 31, 2020.

Note 12 – Stockholders’ Deficit

Stockholders’ Deficit

The Company’s authorized capital stock is 130,000,000 shares, consisting of 60,000,000 shares of Class A Common Stock, $0.0001 par value per share, 40,000,000 shares of Class B Common Stock, $0.0001 par value per share, and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Holders of Class A Common Stock and Class B Common Stock have identical rights, including liquidation preferences, except that the holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted for a stockholder vote.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Public Offering

For the twelve months ended December 31, 2019, the Company issued 705,606 shares of Class A Common Stock for net proceeds of $3,223,373. The Company did not sell shares of Class A Common Stock in 2020.

Common Stock Warrants

In August 2016, June 2017, September 2017 and October 2017, the Company entered into note and warrant purchase agreements with two of its stockholders. The warrants allow the stockholders to purchase an aggregate of 632,782 shares of Class A Common Stock at a price per share of $1.00. In 2020, warrants to purchase 150,000 shares of Class A Common Stock expired unexercised. The remainder expire in 2021.

In February 2017, the Company entered into a secured credit agreement with a lender and issued the lender warrants to purchase 1,300,000 shares of Class A Common Stock at a price per share of $1.00. These warrants expire in 2021.

In February 2016, conducted a public offering with the assistance of StartEngine Crowdfunding, Inc. (“StartEngine”). The Company issued StartEngine a warrant to purchase 8,167 shares of Class A Common Stock. The warrant matures in 2021.

Note 13 – Income Taxes

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Federal income tax expense at statutory rate	$(1,058,748)	$(1,881,193)
State income tax (net of Federal benefit)	(424,942)	(622,834)
Permanent differences	52,954	24,231
Effect of Federal research credits	—	64,335
Change in valuation allowance	1,431,536	2,416,260
Total	$800	$800

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets are comprised of the following:

	As of December 31, 2020	As of December 31, 2019
Deferred tax assets:
Timing Differences of Deductions	$861,472	$332,625
Net Operating Losses Carryforwards	4,344,509	3,521,183
Tax Credit Carryforwards	185,072	106,072
Depreciation Differences	79,044	78,681
Total deferred assets	5,470,097	4,038,561
Less valuation allowance	(5,470,097)	(4,038,561)
Total	$—	$—

As of December 31, 2020, the Company had U.S. federal net operating loss carryforwards of $15.5 million, which may be available to offset future income tax liabilities and will expire in 2037. As of December 31, 2020, the Company also had California state net operating loss carryforwards of $15.6 million which may be available to offset future income tax liabilities and will expire in 2037. The valuation allowance increased by $1,431,536 and by $2,416,260 during the years ended December 31, 2020 and 2019, respectively. Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant Stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financings since May 2016 which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code or could result in a change in control in the future.

The Company will recognize any interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2020 and 2019, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Item 8. EXHIBITS

Exhibit Number	Description

2.1	Certificate of Incorporation of the Company (previously filed as Exhibit 2.1 to the initial Preliminary Offering Circular on June 17, 2016)

2.2	Certificate of Amendment of Certificate of Incorporation of the Company (Name Change) (previously filed as Exhibit 2.2 to the Form 1-A on December 10, 2018)

2.3	Bylaws of the Company, as currently in effect (previously filed as Exhibit 2.2 to the initial Preliminary Offering Circular on June 17, 2016)

4.1	Form of Subscription Agreement (previously filed as Exhibit 4.1 to the Semiannual Report on Form 1-SA on September 21, 2017)

4.2	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust dated August 12, 2016 (previously filed as Exhibit 4.2 to the second amended Preliminary Offering Circular on September 21, 2016)

6.1	2016 Equity Incentive Plan (previously filed as Exhibit 6.1 to the initial Preliminary Offering Circular on June 17, 2016)

6.2	Stock Purchase Agreement by and between the Company and Craig and Susanna Frownfelter dated June 9, 2016 (previously filed as Exhibit 6.3 to the Annual Report on Form 1-K on April 27, 2017)

6.3	2017 Bonus Incentive Compensation Plan (previously filed as Exhibit 6.3 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.4	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.4 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.5	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.5 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.6	Credit Agreement, dated February 28, 2017, by and between XY – the Findables Company and CRIM, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 3, 2017)

6.7	Transfer Agent and Registrar Agreement, dated March 13, 2017, by and between XY – the Findables Company and VStock Transfer, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 17, 2017)

6.8	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.8 to the Form 1-A on October 26, 2017)

6.9	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.9 to the Form 1-A on October 26, 2017)

6.10	Class A Common Stock Warrant by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.10 to the Form 1-A on March 19, 2018)

6.11	Promissory Note by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.11 to the Form 1-A on March 19, 2018)

6.12	Registered Transfer Agent Agreement by and between the Company and FundAmerica Stock Transfer, LLC dated September 2, 2016 (previously filed as Exhibit 6.3 to the second amended Preliminary Offering Circular on September 21, 2016)

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

6.13	Technology Services Agreement by and between the Company and FundAmerica, LLC dated September 2, 2016 (previously filed as Exhibit 6.4 to the second amended Preliminary Offering Circular on September 21, 2016)

7.1	Asset Purchase Agreement, dated July 6, 2018, by and among the Company, Parallel Holding Company Inc., Kevin Weiler, Graham McBain and LayerOne Acquisition LLC (previously filed as Exhibit 7.1 to the Current Report on Form 1-U on July 12, 2018)

8.1	Escrow Services Agreement by and between the Company and Provident Trust Group, LLC dated September 7, 2016 (previously filed as Exhibit 8.1 to the second amended Preliminary Offering Circular on September 21, 2016)

11.1	Consent of PKF San Diego, LLP

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY – THE PERSISTENT COMPANY

By:	/s/ Arie Trouw
Name:	Arie Trouw
Title:	Chairman and Chief Executive Officer
Date:	April 29, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arie Trouw Arie Trouw	Chief Executive Officer and Director	April 29, 2021

/s/ Arie Trouw Arie Trouw	Chief Financial Officer	April 29, 2021